TSMC Reports Fourth Quarter EPS of NT$6.41

HSINCHU, Taiwan, R.O.C., Jan. 13, 2022 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$438.19 billion, net income of NT$166.23 billion, and diluted earnings per share of NT$6.41 (US$1.15 per ADR unit) for the fourth quarter ended December 31, 2021.

Year-over-year, fourth quarter revenue increased 21.2% while net income and diluted EPS both increased 16.4%. Compared to third quarter 2021, fourth quarter results represented a 5.7% increase in revenue and a 6.4% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $15.74 billion, which increased 24.1% year-over-year and increased 5.8% from the previous quarter.

Gross margin for the quarter was 52.7%, operating margin was 41.7%, and net profit margin was 37.9%.

In the fourth quarter, shipments of 5-nanometer accounted for 23% of total wafer revenue; 7-nanometer accounted for 27%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 50% of total wafer revenue.

“Our fourth quarter business was supported by strong demand for our industry-leading 5-nanometer technology,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into first quarter 2022, we expect our business to be supported by HPC-related demand, continued recovery in the automotive segment, and a milder smartphone seasonality than in recent years.”

Based on the Company’s current business outlook, management expects the overall performance for first quarter 2022 to be as follows:

-Revenue is expected to be between US$16.6 billion and US$17.2 billion;

And, based on the exchange rate assumption of 1 US dollar to 27.6 NT dollars,

-Gross profit margin is expected to be between 53% and 55%;

-Operating profit margin is expected to be between 42% and 44%.

The management further expects the 2022 capital budget to be between US$40 billion and US$44 billion.

TSMC’s 2021 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)
	4Q21	4Q20	YoY	3Q21	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	438,189	361,533	21.2	414,671	5.7
Gross profit	230,755	195,236	18.2	212,746	8.5
Income from operations	182,772	157,120	16.3	171,004	6.9
Income before tax	184,819	161,107	14.7	173,852	6.3
Net income	166,232	142,766	16.4	156,259	6.4
EPS (NT$)	6.41[b]	5.51[b]	16.4	6.03[b]	6.4
a: 4Q2021 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com